LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427


                                                                 August 24, 2006


Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C.  20549-0404

Re:   Alternative Construction Company, Inc.
      Registration Statement on Form SB-2
      Response to SEC comment letter dated August 16, 2006 (the "Comment Letter") File No. 333-129191

Dear Ms. Long:

      We are filing herewith Amendment No. 7 to the Registration Statement. In addition to changes made in response to the Staff's comments (as noted below), this Amendment includes the unaudited financial statements of the Company for the quarter ended June 30, 2006 as well as conforming changes to Management's Discussion and Analysis.

Cash and Sources of Liquidity, page 18

      1. We note your response to comment 11 of our July 17, 2006 letter, however please revise the disclose in the prospectus to state that nature, written or verbal, of the agreement by Avante Holding Group, Inc. to guarantee the credit line with Phoenix Metals, Inc. If such guarantee is written, please file it as an exhibit. Also, reconcile the disclosure on page 19 which states "We maintain a $500,000 credit line with on primary vendor (Phoenix Metals, Inc.) for the purchase of raw materials. The credit line with Phoenix Metals is secured by a corporate guarantee by Avante Holding Group, Inc....."
            and the disclosure on page 25 that " The credit line with Phoenix Metals is secured by personal guarantee of the Chief Executive Officer Michael W. Hawkins." We note that Mr. Hawkins is the Chairman and Chief Executive Officer and majority shareholder of Avante Holding Group, Inc. but it is not clear if this guarantee is a personal and/or corporate obligation. Please revise and advise.

      Response

            The disclosure of page 25 has been corrected to remove the reference to Mr. Hawkins.

Marketing, page 25

      2. We partially reissue this comment 8 of our July 17 letter. Please disclose your entire supplemental response regarding your relationship with New Century Structures, Inc. in prospectus.

      Response

            The entire supplemental response has been added at page 26 in response to the Staff's comment as follows:

            "In January 2006, Avante Holding Group, Inc. ("Avante") and New Century Structures, Inc. ("NCSI") agreed to an agreement whereas Avante would provide management, operations, administrative and financing services to NCSI. In exchange for said services, NCSI is paying Avante a monthly fee similar to the agreement between ACC and Avante. Additionally, Gina Bennett and Bruce Harmon, both officers of Avante, are serving as unpaid officers, COO and CFO, respectively, of NCSI. Ms. Bennett and Mr. Harmon serve similar roles for Avante. For ACC, Ms. Bennett serves as the Chief Compliance Officer and Mr. Harmon serves as the Comptroller. Avante, its officers and related parties hold shares of stock in NCSI. Ms. Bennett and Mr. Harmon do not own any shares of Avante stock. All transactions between ACC and NCSI are conducted on an arms length basis."

Selling Shareholders, page 31

      3. We note that you have removed the shares underlying the Phoenixsurf.com convertible note in response to prior comment 13, however it now appears that you may be seeking to register the 188,679 shares of Series C Preferred stock sold to New Millennium Entrepreneurs on May 10, 2006. Accordingly, we reissue prior comment 13 with respect to the shares sold to New Millennium Entrepreneurs on May 10 2006. Please revise and advise.

            Response

            The shares underlying the Series C Preferred stock are not being registered at this time. The reference to them in the Selling Stockholder table has been removed and conforming changes made. We have also removed, for sake of clarity, all references in this section to shareholders whose shares are not being registered.

Convertible Notes, page 34

      4. As previously requested in out prior comment 14 in our letter dated July 17 please revise your disclosure to include a table which reconciles the convertible debt amounts to the total of convertible debt that will convert to equity as part of this filing. Based upon your response to our prior comment 13, it appears that the $75,000 convertible notes issued to Phoenixsurf.com are no longer being registered in this filing. Therefore, it appears that the total of convertible debt now being registered is $1,760,592.

      Response

            A table recording convertible debt amounts to total convertible debt which will convert to equity has been included at page 34 as requested by the Staff.

      Warrants and Stock Options, page 35

      5. We have reviewed your response to our prior comment 15 and have the following additional comments:

            o Tell us, and revise your filing to disclose, why a value was assigned to only 500,000 of the 3,120,000 warrants you have issued.
            o Please provide us with a specific and comprehensive discussion of how the fair value of $0.01 for each of the warrants was determined. In this regard, tell us what you estimated the fair value of your common stock to be on the issuance date of your warrants and how this estimate was calculated. Please also revise your filing to include this information.
            o Tell us, and revise your filing to disclose, if the warrants were fully vested upon their issuance date.
            o Tell us and revise your filing to disclose, what your business purpose was for granting these warrants. For example, tell us if the warrants were granted as compensation for services. In this regard, if the warrants were indeed issued for services, please also tell us if the services had been completed when the warrants were issued or if the services were ongoing.
            o Tell us why you believe the fair value of the warrants should be disclosed on a pro forma basis instead of including the amount as an expense in your statement of operations.

      Response

            We have enclosed on a, supplemental basis, the valuation report of Stenton Leigh Valuation Group, Inc. which substantiates the valuation of warrants and we have included a comprehensive discussion of the valuation at page 36 to the Prospectus. All warrants were fully vested at the date of grant. Warrants were issued for services, as an inducement to provide financing or refinancing of debt and for strategic business purposes. The options and 3,000,000 of the warrants were all issued prior to December 15, 2005 and the Company believes they fall under the old FAS rules as our fiscal year (also calendar year) began before December 15, 2005. We have otherwise revised the Disclosures At pages 35 and 36 in response to the Staff's comments.

      6.    In addition, we note the additional disclose you have included in
            Note 13 to the financial statements for the year ended December 31, 2005. However, these additional disclosures appear to relate to your warrants, and not your stock options as required. Please revise to clarify.

      Response

            We believe that these disclosures are proper as they relate to options only.

      Consolidated Statement of Cash Flows, page F-6

      7. We have reviewed your response to our prior comment 20. It is unclear to us why the net loss for your predecessor of $31,310 should be reflected as a separate reconciling item. Please tell us how you have reflected your purchase of ACT and QMS in your statement of cash flows.

      Response

            The $31,310 was combined with the acquisition of property, plant and equipment on the Cash Flow Statement and the revised section of the Statement is presented as follows:

Cash Flows From Investing Activities:

      Acquisition of Property, Plant and Equipment                   (3,313,579)
                                                                     ----------

         Net Cash Used By Investing Activities                       (3,313,579)
                                                                      ----------

      Note 1. Summary of Significant Account Policies, Organization and Operation, page F-7

      8. We have reviewed your response to our prior comment 22. Please revise your disclosure to include a table which demonstrates how the total purchase price of $2,129,894 for the acquisition of ACT and QMS was assigned to the major assets and liabilities of the entities.

      Response

            The financial footnotes for December 31, 2005 were revised to include in Note 1 the following tables (as previously stated in our response dated August 2, 2006):

      The following table is a detail of the reduction (net) of $370,106 from the acquisition price of $2,500,000 to $2,129,894:

                                     ACT         ACT           QMS          QMS
                                    Stock        Cash         Stock         Cash        Total
                                 ----------   ----------    ----------   ----------   ----------
Purchase Price

   Series A Preferred Stock         750,000           --       750,000           --    1,500,000

   Note Payable                          --      500,000            --      500,000    1,000,000
                                 ----------   ----------    ----------   ----------   ----------


Total Purchase Price                750,000      500,000       750,000      500,000    2,500,000
                                 ----------   ----------    ----------   ----------   ----------

Adjustments to Purchase Price:

   Accounts Receivable (a)               --     (202,611)           --           --     (202,611)

   Accounts Payable (b)                  --     (134,441)           --           --     (134,441)

   Unrecorded Lease (c)                  --      (16,271)           --           --      (16,271)

   Fixed Assets (d)                      --       (1,982)           --           --       (1,982)

   Physical Inventory (e)                --       (7,245)           --           --       (7,245)
   Unpaid Payroll at Acq
                                                                                      ----------
   Date (f)                              --       (7,556)           --           --       (7,556)
                                 ----------   ----------    ----------   ----------   ----------


Total Adjustments                        --     (370,106)           --           --     (370,106)
                                 ----------   ----------    ----------   ----------   ----------


Net Purchase Price                  750,000      129,894       750,000      500,000    2,129,894
                                 ----------   ----------    ----------   ----------   ----------

      (a)   Uncollectable accounts receivable on books at acquisition date.
      (b)   Unrecorded liabilities not on books at acquisition date.
      (c) Contractual lease for forklifts not recorded on books at acquisition date.
      (d) Fixed assets on books that had previously disposed of or transferred to unrelated party.
      (e)   Adjustment to reflect physical inventory at date of acquisition.
      (f) Predecessor liability for payroll at date of acquisition and subsequently paid by Purchaser.

The purchase price of ACT and the select assets of QMS was $2,500,000. The actual value of the assets (net) purchased was $2,564,984 as shown below:

                                        Purchase    Adjustments
                                        Before        From
                                      Adjustments     Above         Total
                                      -----------   ----------    ----------
   Appraised value of fixed assets      2,528,540    2,528,540

   Other assets & liabilities, net         36,444     (370,106)     (333,662)
                                      -----------   ----------    ----------


   Acquired assets, net                 2,564,984     (370,106)    2,194,878


   Purchase price                       2,500,000     (370,106)    2,129,894
                                      -----------   ----------    ----------


   Value in excess of purchase price       64,984           --        64,984
                                      ===========   ==========    ==========

   Allocation to reduce the value of acquired fixed assets

      9. Please tell us how and why the fixed assets of ACT and QMS were appraised at $2,528,540 when their book value appears to have been $658,588 at the date of acquisition.

      Response

            The Company acquired the assets of ACT and QMS which had a combined book value of $658,588. The Company employed two independent appraisals, both experts in their respective fields, to appraise the land and building (performed by the Johnstone Group) and the manufacturing equipment (performed by Neiman-Ross Associates, Inc.). Their respective report summaries are being provided to the Staff supplementally. ACC booked the assets at the fair market value, as ascertained in the respective appraisals, versus the book value net of accumulated depreciation as carried on ACT's and QMS's books. Each appraiser is referred to in the SB-2 under the Experts section and in the respective footnote to the financial statements.

      Note 13. Stock Option Plan, page F-20

      10. We have reviewed your response to our prior comment 25. We note that in your response you state that all options were granted to employees. However, on page 36 of your filing, you state that you have granted options to independent consultants. Please clarify. In addition, please supplementally provide us with a copy of the valuation report used to value your stock options and warrants.

      Response

            The options issued under the Plan were issued to employees and the reference at page 36 has been corrected. We are providing a copy of the valuation report, on a supplemental basis, to the Staff.

      Item 26. Recent Sales of Unregistered Securities

      11. It does not appear that you have included your entire supplemental response to prior comment 28 in the registration statement. Please revise and advise.

      Response

            The entire supplemental response has been added to this item as per the Staff's comment as follows:

            "There were no underwriters or brokers used in connection with this placement. The shares will automatically convert into common stock upon the (i) registration of a public offering in excess of $20,000,000, (ii) when the closing price of the stock in a public market exceeds $5.00 per share for 30 consecutive days. The Company must register the stock if it has a public offering in excess of $20,000,000.

            As discussed with the Staff, the Company wishes to submit an acceleration request with respect to this Registration Statement as soon as possible, preferably the week of September 4, 2006. Kindly contact the undersigned (212-810-2430) to coordinate this request.


                                        Very truly yours,


                                        /s/ Thomas G. Amon
                                        ----------------------------------------
                                            Thomas G. Amon


      Cc:   Alternative Construction Company, Inc.
            Liebman Goldberg & Drogin LLP




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